東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
A 8:39

SUPPL

[redacted]

08000832

February 12, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Additional Targets for Voluntary Recall and Free Replacement dated February 8, 2008

Thank you very much for your attention.

Yours truly,

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

February 8, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Additional Targets for Voluntary Recall and Free Replacement

On February 5, 2008, Belluna Co., Ltd. announced that regarding Neo Universal Electric Beds and other beds in the same series, it has found the remote control developed a fault, the concerns about safety on designing of the remote control, and the strong folding force of the mattress. Following the discovery, the Company will voluntarily recall the beds. However, reviewing the scope of the targets, the Company should add the following products within the scope, and also will voluntarily recall these beds and replace them with modified products free of charge.

The Company regrets any inconvenience its actions cause customers, and kindly asks for their understanding and cooperation.

Description

1. Scope of Recall and Replacement / Measures to Prevent a Recurrence

Based on the results of the causal investigation, the Company placed the following products within the scope of its voluntary recall and free product replacement, to ensure product safety and to free customers from any anxiety. The Company will take these preventive measures to assure safety.

(1) Products subject to the voluntary recall and free replacement

Commodity name	Type	Units sold	Sales launch	Sales termination
Additional Products				
Universal MAX	Single	243	April 2007	January 2008
	Reduced-size double	56	April 2007	January 2008
	Sub total	299		
Universal MAX2	Single	346	July 2007	December 2007
	Reduced-size double	96	July 2007	December 2007
	Sub total	442		
Electric Bed United	Single	105	March 2005	August 2007
	Reduced-size double	31	March 2005	August 2007
	Sub total	136		

Commodity name	Type	Units sold	Sales launch	Sales termination
The Best Buy Electric Reclining Bed	Single	1,579	November 2006	January 2008
	Reduced-size double	186	November 2006	January 2008
	Sub total	1,765		
Electric Bed with a futon and a table	Single	325	July 2007	January 2008
	Reduced-size double	103	July 2007	January 2008
	Sub total	428		
Electric Bed Louis Garcia	Single	143	April 2006	July 2007
	Sub total	143		
Louis Garcia Electric Reclining Bed	Single	677	April 2007	January 2008
	Reduced-size double	206	April 2007	January 2008
	Sub total	883		
Total		4,096		
Conference: Scope as of February 5, 2008				
Neo Universal	Single	6,667	April 2005	May 2006
	Reduced-size double	1,624	April 2005	May 2006
	Double (*)	736	April 2005	May 2006
	Sub total	9,027		
Universal 5	Single	10,723	December 2005	December 2006
	Reduced-size double	2,601	December 2005	November 2006
	Sub total	13,324		
Universal DX	Single	100	July 2006	July 2006
	Reduced-size double	16	July 2006	July 2006
	Sub total	116		
Universal 6	Single	1,418	November 2006	October 2007
	Reduced-size double	334	November 2006	October 2007
	Sub total	1,752		
Universal 7	Single	328	September 2007	January 2008
	Reduced-size double	71	September 2007	January 2008
	Sub total	399		
Total		24,618		
Inclusive Total		**28,714**		

(*: The accident involved this type.)

(2) Delivery of the notice, to alert customers and inform them of the voluntary recall and free replacement (began on February 6, 2008)

[Notification methods]

1. Direct mail, telephone call, facsimile transmission and e-mail, etc.
2. Announcement at the Company's website

(3) Improvement methods

[Remote control]

1. Installation of a master electrical switch
2. Adoption of concave remote control buttons (Remote controls for existing models have convex buttons.)
3. Strengthening of remote control buttons
4. Waterproofing
5. Affixing of a warning sticker

[Main bed unit]

1. Installation of a driving mechanism that prevents the motor from applying excessive force when a user has a hand or head caught between frames
2. Installation of safety mesh (in the frame section)
3. Affixing of a warning sticker

(4) Replacement method

The Company will replace the remote control and the drive units currently used with safer counterparts, and install a safety mesh.

(5) Replacement period

Middle of March 2008 onwards (schedule)

- END -

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